Exhibit 99.1

Alexco Announces First Quarter 2020 Results

(All amounts in CDN$ unless otherwise indicated)

VANCOUVER, May 13, 2020 /CNW/ - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the "Company") today reports financial results for the quarter ended March 31, 2020 ("Q1 2020"). For Q1 2020 Alexco reported net income of $12.1 million ("M"), or $0.10 per share.

Q1 2020 Highlights

CORPORATE

  Alexco reported net income of $12.1 M, or $0.10 per share for Q1 2020 compared to net income of $1.2 M for the quarter ended March 31, 2019 ("Q1 2019"). The net income for Q1 2020 included a gain on the sale of Alexco Environmental Group ("AEG") in the amount of $8.0 M and a non-cash fair value gain of $8.1 M on the embedded derivative offset by corporate overhead costs and mine-site care and maintenance costs. The net income for Q1 2019 included a non-cash fair value gain of $5.5 M on the embedded derivative offset by corporate overhead costs and mine-site care and maintenance costs.
  The Company's cash and cash equivalents as at March 31, 2020 totaled $22.3 M, while net working capital totaled $23.2 M. The Company's restricted cash and deposits at March 31, 2020 totaled $3.1 M.
  On February 14, 2020 the Company entered into a share purchase agreement (the "AEG Sale Agreement") for the sale of AEG, to AEG's executive management ("AEG Management"). Under the terms of the AEG Sale Agreement, AEG Management purchased all of the shares of AEG in consideration for payment to Alexco of $13.3 M. On closing of the transaction, AEG Management paid $12.1 M in cash, with the balance of $1.25 M payable pursuant to a promissory note that matures on February 14, 2021.
  As part of the sale of AEG, Alexco retained ownership of its subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC"), and will continue to execute the clean-up of historical mines in the Keno Hill Silver District under its existing contractual arrangement with the Federal Government of Canada. In Q1 2020, the clean-up project continued in the permitting phase in Yukon.
  On March 27, 2020, the Company completed a public offering and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8.6 M for net cash proceeds of $7.8 M.

MINE OPERATIONS AND EXPLORATION

  On March 30, 2020 Alexco announced the implementation of a COVID-19 response and management plan to protect the health and safety of its employees and contractors as well as the local communities in which it operates (see press release dated March 30, 2020 entitled "Alexco Provides Corporate Update"). The Company suspended underground mine development activities while continuing to maintain all areas at the Keno Hill site. Mill improvement and refurbishment projects were continued by Yukon-based employees while non-essential Keno Hill site-based employees transitioned to working remotely on a number of engineering and project planning assignments.
  During the quarter the Company made steady progress on scale-up mine site activities including recruitment of key personnel and senior site management, securing long lead time orders for mine equipment and advancing capital infrastructure projects at the mill and across the project site.
  The Company's 2020 surface exploration program, originally planned to include approximately 11,500 meters ("m") of surface drilling beginning in May, was deferred as a result of the COVID-19 restrictions. The revised surface exploration drilling program is expected at a minimum to include 4,200 m of surface drilling beginning in mid to late summer and will focus on the Bermingham "deep target", where exploration drilling in 2019 successfully confirmed the presence of wide, high-grade mineralization developed at depth below the Bermingham high grade silver resource.

2020 OUTLOOK

The Corporation's development strategy continues to be a two phased approach moving towards mine and mill operations. Phase 1 work commenced in June 2019 and focused on surface and mill capital improvements, along with operations planning and permitting, while Phase 2 will commence only once the Company makes a positive production decision, which is subject to granting of the pending Water Use License ("WUL") and market conditions. Phase 2 work will focus on underground development in preparation for initial production from the Bellekeno and Flame & Moth deposits, mill commissioning and final underground development and ore production of the Bermingham deposit.

Alexco is in the final steps of amending and renewing the primary WUL for mine-related activity in the District. A public hearing was held in February 2020 and the Company expects the granting of the WUL renewal in the second quarter of 2020. Once renewed, the WUL will authorize the use of water and deposition of waste from mining and milling operations at the Bermingham, Flame & Moth, Bellekeno and Lucky Queen (and Onek) deposits for a period of 15 years.

During Q1 2020, the Company continued exploration activities completing a planned extension (from 2018) of the district-wide detailed airborne geophysical program. The interpretation of results from these surveys has proved important in targeting mineralized structures in areas of cover and will be especially important for target generation and ranking for longer term exploration planning at Keno Hill.

Clynt Nauman, Alexco's Chairman and Chief Executive Officer, commented, "The first quarter 2020 was very much one of adapting to the unprecedented conditions and restrictions resulting from the COVID-19 pandemic. Above all, we have focused on preserving the well-being of our teams and our communities. At the same time we cautiously moved forward with some planned mill refurbishment and surface capital projects. We remain confident that the Yukon Water Board will deliver a decision on our renewed and expanded WUL this quarter thereby clearing the way for a final production decision." Added Mr. Nauman, "In the meantime, we expect to launch a reduced scale surface exploration program in mid to late summer to focus on the Bermingham deep target, which returned exceptionally encouraging silver intercepts last year. Finally, we are hopeful that by the end of the second quarter the path forward at Keno Hill will be much clearer; at that point we should have our renewed WUL in hand, and our path toward production well outlined in context with appropriate health related protocols and market conditions."

Financial Report

Full details of the financial and operating results for Q1 2020 are described in Alexco's interim condensed consolidated financial statements for the three months ended March 31, 2020 with accompanying notes and related management's discussion and analysis. These documents and additional information about Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference Call for Q1 2020 Results

Alexco is holding an audio webcast conference call to discuss these results at 3:00 p.m. Eastern (Noon Pacific) on Thursday, May 14, 2020. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	https://www.alexcoresource.com/

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at https://www.alexcoresource.com/

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study  that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits.

www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco.  Forward-looking statements include, but are not limited to, statements with respect to payment to Alexco of future consideration for the sale, future mine construction and development activities. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, those matters identified in is continuous disclosure filings. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2020/13/c5264.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer or Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:45e 13-MAY-20